Exhibit 12.1

Freescale Semiconductor, Inc. and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

(In millions)

	Successor	Predecessor
	Period from December 2 through December 31,	Period from January 1 through December 1,	Years Ended December 31
	2006	2006	2005	2004	2003	2002
Earnings:
Earnings (loss) before income taxes (1)	$(2,521)	$420	$624	$266	$(322)	$(1,685)
Less: Capitalized interest	—	—	—	—	—	—
Add: Fixed charges (per below)	72	107	104	71	137	196

Total earnings (loss) (2)	(2,449)	527	$728	$337	$(185)	$(1,489)

Fixed charges:
Interest expense	71	93	$85	$51	$115	$167
Rent expense interest factor	1	14	19	20	22	29

Total fixed charges (3)	72	107	$104	$71	$137	$196

Ratio of earnings to fixed charges	— (3)	4.9	7.0	4.7	— (3)	— (3)

(1)	After adjustments required by Item 503(d) of SEC Regulation S-K, earnings or loss of equity investees
(2)	As defined in Item 503(d) of SEC Regulation S-K
(3)

Earnings were inadequate to cover fixed charges for the period from December 2, 2006 through December 31, 2006 and for the years ended December 31, 2003 and 2002 by $2.5 billion, $322 million and $1.7 billion, respectively.